Exhibit 21.1

Ulisse GmbH, a company organized under the laws of Austria

Odissea Betriebsinformatik Beratung GmbH, a company organized under the laws of Austria

Multigioco Srl., a company organized under the laws of the Republic of Italy

Rifa Srl, a company organized under the laws of the Republic of Italy

Newgioco Group, Inc. (Canada), a company organized under the Canadian laws